                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     ------------------------------------

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                     ------------------------------------


                                (AMENDMENT NO. 4)

                             TALLEY INDUSTRIES, INC.
                            (Name of Subject Company)

                             SCORE ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       CARPENTER TECHNOLOGY CORPORATION
                                    (Bidders)
                     Series A Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468720
                      (CUSIP Number of Class of Securities)

              Series B $1 Cumulative Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468730
                      (CUSIP Number of Class of Securities)

                     Common Stock, $1.00 Par value per share
           (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)
                                   87468710
                      (CUSIP Number of Class of Securities)

                     ------------------------------------

                                  JOHN R. WELTY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CARPENTER TECHNOLOGY CORPORATION
                             101 WEST BERN STREET
                       READING, PENNSYLVANIA 19612-4662
                            Telephone: (610) 208-2000
          (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)
                     ------------------------------------


                                 with a copy to:

                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                            PHILADELPHIA, PA 19103
                                (215) 994-4000

                       ATTENTION: HERBERT F. GOODRICH, JR.


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         This Amendment No. 4 to the Schedule 14D-1 relates to a tender offer by
Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible
Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibit (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997. The purpose of this Amendment No. 4 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.


ITEM 10.          Additional Information to be Furnished.




         Item 10(c) of the Schedule 14D-1 is hereby amended and supplemented by the following:

                  (c) On October 17, 1997, Parent received a request for additional information from the Antitrust Division of the U.S. Department of Justice. The request extends the waiting period, during which the proposed transaction may not be consummated, for 10 days after the date of substantial compliance with the request unless the Justice Department decides to terminate the waiting period earlier. The expiration of such waiting period is a condition to the Offer, and accordingly, the Offer may not be consummated until its expiration. Parent intends to use its best efforts to comply with this request as expeditiously as practicable.


         Item 10(e) of the Schedule 14D-1 is hereby amended and restated by the following:
                  (e) On September 26, 1997, the Company and certain of its directors were named as defendants in a purported class action filed on behalf of the stockholders of the Company in the Chancery Court of Delaware. These actions were entitled: Jewish Center of Hyde Park, et al. v. Jack C. Crim, et al. (C.A. No. 15961) and Brickell Partners v. Jack C. Crim, et al. (C.A. No. 15963) (the "Original Stockholder Actions"). The complaints in the Original Stockholder Actions alleged breach of fiduciary duty on the part of the Board of Directors arising out of execution of the Merger Agreement and sought declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. A copy of the complaint in Jewish Center of Hyde Park, et al. v. Jack C. Crim, et al., was filed as Exhibit g(1) to the
Schedule 14D-1 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

                  On October 8, 1997, the complaints in the Original Stockholder Actions were amended to add Purchaser and Parent as additional defendants (the "Amended Complaint"). This Amended Complaint alleged breach of fiduciary duty on the part of the Board of Directors arising out of execution of the Merger Agreement and failure to disclose material information in the Schedule 14D-1, as filed with the SEC by Purchaser and Parent, and Schedule 14D-9, as filed with the SEC by the Company, and sought declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. The plaintiffs moved for a preliminary injunction to enjoin the closing of the Offer and the Merger and the court scheduled a hearing on the motion on October 28, 1997 at 11 a.m. A copy of the Amended Complaint was filed as Exhibit 2 to the
Schedule 14D-1 and is incorporated herein by reference, and the foregoing summary of the Amended Complaint is qualified in its entirety by reference thereto.

                  Subsequent to the filing of the Original Shareholder Actions, four other purported class action complaints (collectively, the "Subsequent Actions") were filed against the Company and certain of its directors on behalf of the stockholders of the Company in the Chancery Court of Delaware. The Subsequent Actions were entitled as follows: (i) Ernest Hack v. the Company, et al. (C.A. No. 15964); (ii) Max Grill, et al. v. Paul L. Foster, et al. (C.A. No. 15965); (iii) William Steiner v. the Company, (C.A. No. 15967); and (iv) Joseph Ruskay v. Jack Crim, et al. (C.A. No. 15975). The Subsequent Actions made substantially the same allegations as contained in the Original Shareholder Actions and sought similar relief. Copies of the Subsequent Actions are filed as Exhibits (g)(3), (g)(4), (g)(5) and (g)(6), respectively, and are incorporated herein by reference, and the foregoing summary of the Subsequent Actions in its entirety by reference thereto.
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                  On October 16, 1997, with respect to all the filed actions
(including the Amended Complaint and the Subsequent Actions), counsel for the plaintiffs entered into a Memorandum of Understanding, dated October 16, 1997 (the "MOU"), with counsel for the defendants providing for a proposed settlement of all such actions. The MOU provides, among other things: (i) that the Company will supplement the disclosure contained in the Schedule 14D-9, (ii) that Purchaser will proceed with the Offer, the Merger and all other transactions contemplated by the Merger Agreement without further application for injunctive relief by plaintiffs; (iii) that plaintiffs will withdraw their motion for a preliminary injunction promptly upon the execution of the MOU; (iv) that the Company will bear the cost of notice to stockholders in connection with the settlement of the stockholder actions and the settlement hearing; (v) that the parties will attempt in good faith to agree upon and execute an appropriate stipulation of settlement and any other documentation required for court approval of the settlement of the actions upon the terms set forth in the MOU;
(vi) that the stipulation will expressly provide that (a) the defendants have denied, and continue to deny, that any of them have committed or aided or abetted in the commission of any violation of law, and that they are entering into a stipulation of settlement solely because the proposed settlement would eliminate the burden and expense of further litigation and (b) the plaintiffs will thereby release the defendants and any of their affiliates or other representatives, whether under state or federal law, and whether directly, representatively or in any other capacity, excluding statutory appraisal rights, in connection with, or that arise out of the subject matter of the stockholder actions, the Offer, the Merger, the negotiation and consideration of the Merger, and the fiduciary or disclosure obligations of any of the defendants (or persons to be released) with respect to the foregoing; (vii) that consummation of the settlement is contingent upon an appropriate stipulation of settlement, final court approval and dismissal of the action with prejudice, with each party bearing its own costs; (viii) that plaintiffs will petition (and defendants will consent solely in connection with the settlement) the court for certification as a class, consisting of all the stockholders of the Company from September 26, 1997 to the effective date of the Merger; (ix) that the settlement is conditioned upon the satisfactory completion of confirmatory discovery and upon consummation of the Merger, and (x) that the settlement contemplated by the MOU will not be binding upon any party until an appropriate stipulation of settlement has been signed and final court approval of the settlement and the dismissal of the action with prejudice, with each party bearing its own costs (except as provided in the MOU) has been obtained. In addition, the parties have agreed in the MOU that plaintiffs' counsel in the Amended Complaint and the Subsequent Actions will apply to the Delaware court for an award of attorney's fees and disbursements in an amount not to exceed $330,000. Defendants have agreed not to oppose such application and the Company will pay plaintiff's counsel the amounts awarded by the court. The MOU has been filed as (g)(6) to the Schedule 14D-1 and is incorporated herein by reference, and the foregoing summary of the MOU is qualified in its entirety by reference thereto.

Item 11.          Material to be Filed as Exhibits.

        (a)(11)   Text of Press Release issued by Parent on October 17, 1997.

        (a)(12) Text of Press Release issued by Parent and the Company on October 20, 1997.

         (g)(3)   Memorandum of Understanding, dated October 16, 1997.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

                                       CARPENTER TECHNOLOGY CORPORATION


                                       By:   /s/ John R. Welty
                                          --------------------------------------
                                       Name:  John R. Welty
                                       Title:  Vice President, General Counsel
                                                 and Secretary

                                       SCORE ACQUISITION CORP.


                                       By:   /s/ John R. Welty
                                          --------------------------------------
                                       Name:  John R. Welty
                                       Title:  Secretary

Dated:  October 20, 1997